[LOGO OF SILVERLINE TECHNOLOGIES]

                    [LETTERHEAD OF SILVERLINE TECHNOLOGIES]


For Immediate Release


Silverline Technologies Ltd. Completes Acquisition of SeraNova Inc.

Creates a leading worldwide provider of eBusiness and information technology services, delivered using global network of offshore and regional development centers

Piscataway, NJ, USA and Mumbai, India - (March 7, 2001) - Silverline Technologies Limited (NYSE: SLT and SLT Pr), an international software development and integration services firm, announced today that, effective March 6, 2001, it has completed its acquisition of SeraNova, Inc., a global provider of eBusiness consulting and integration services. SeraNova, which was listed on Nasdaq, has de-listed as of the close of trading on Tuesday, March 6, 2001. With the consummation of the acquisition, 6,227,442 ADSs were issued to shareholders of SeraNova, Inc. The calculation was based on an exchange ratio of 0.35.

The combination of Silverline and SeraNova, creates a leading worldwide eBusiness and IT services firm, offering clients a comprehensive suite of services across multiple technologies, and powered by an offshore-based global delivery model. Silverline's services include strategic consulting, creative design, technology implementation and integration, as well as ongoing application management. This marks the first acquisition of a public US-based IT services company by an Indian IT services firm. Based on separate revenue rankings for SeraNova and Silverline, as published by India's National Association of Software and Services Companies (NASSCOM), Silverline expects that the combined company will rank as one of India's top six IT services companies.

Today, Silverline operates a global network of regional software development centers spanning North America, Europe and Asia, underpinned by an offshore delivery backbone with centers in Bangalore, Chennai, Hyderabad and Mumbai, in India, and Cairo, Egypt. With over 2,600 IT and Internet professionals worldwide, and combined pro-forma revenues for the year-ended December 31, 2000, exceeding $200 million, based on analyst estimates, the Company now has the depth of offerings, the scalability, the industry expertise, and the relative size to serve its customers even more effectively globally.

 "SeraNova and Silverline share the vision of offshore-based global delivery, coupled with leading edge industry expertise," said Shankar Iyer, President and CEO of Silverline. "As our clients execute their strategic eBusiness and IT initiatives, we are able to serve their implementation, integration and application management needs through a scalable, high quality, high value delivery model." Iyer continued, "we expect this merger to be accretive to our top and bottom line growth numbers, and to have a positive impact on our operating margins going forward."

According to Rajan Nair, Chief Operating Officer of SeraNova, Inc., "we are already seeing excellent opportunities to cross-sell each other's services among our existing client bases. In addition, our services model is very flexible, allowing us to staff a project in the way best suited for the particular client
- whether onsite, offsite, or offshore in our centers in India and Egypt. As Global 2000 clients apply greater rigor to their eBusiness and IT services spending, we expect our cost-effective offshore delivery option to give us a distinct edge over our onshore-based peers."

The acquisition is an all-stock deal originally valued, at the time of its October 27, 2000 announcement, at approximately $US99 million. As of the closing date, March 6, 2001, SeraNova shares have ceased trading on the Nasdaq National Stock Market under the symbol (Nasdaq: SERA). Silverline ADSs issued in the merger are not subject to a dividend pro-ration with respect to Silverline's annual dividend for its financial year ending March 31, 2001, and therefore will be traded separately on the NYSE, under the symbol (NYSE: SLT Pr), until approximately April 1, 2001, or for a limited time thereafter as practicable. Besides the temporary dividend pro-ration for Silverline ADSs issued in June 2000, there are no other differences between the ADSs issuable in the merger and all other Silverline ADSs.



About Silverline

Silverline Technologies Limited (NYSE: SLT and SLT Pr) is an international software development and integration services firm, with over 2,600 software professionals world-wide.

Silverline provides a comprehensive set of eBusiness consulting and IT services, including strategic consulting, creative design, technology integration and implementation, as well as management and maintenance of Internet and legacy applications.

Silverline focuses primarily on Global 2000 clients in key industry sectors, such as automotive/discrete manufacturing, financial services, healthcare/insurance, technology and telecommunications. The Company also has extensive experience in technologies such as mobile and wireless applications, ePayments, customer relationship management (CRM), online marketplace integration and enterprise information portals.

Silverline delivers its services through a global network of software development centers. At the center of the network are core offshore centers in Bangalore, Chennai, Hyderabad and Mumbai, in India, and Cairo, Egypt. These centers support regional development facilities located close to clients throughout North America, Europe and Asia Pacific. With SEI CMM Level 4 and ISO 9001 certified processes, Silverline uses this Global Delivery Model to provide superior service, accelerated delivery and significant cost savings to clients around the world. Visit Silverline on the World Wide Web at www.silverline.com.


                                       ###

NOTE: Silverline(R) and the Silverline logo are trademarks of Silverline Technologies Ltd. All other trademarks are the property of their owners. SeraNova, the SeraNova logo, 'The Power of Approach', `i-team and N/able are service marks of SeraNova in the United States and other countries.

Except for the historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those than may be projected by these forward-looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with customer projects as well as other risks detailed in the reports filed by Silverline Technologies Limited with the Securities and Exchange Commission. Silverline undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.



For further information please contact:

United States
-------------

Holly Weer (Investor Inquiries)        or    Wendel Carson (Investor Inquiries)
Thomson Financial/Carson                     Brunswick Group
Tel # 212 510 9282                           Tel # 212 333 3810
Fax # 212 363 3971                           Fax # 212 333 3811
E-Mail: holly.weer@tfn.com                   E-Mail: SeraNova@brunswickgroup.com
        ------------------                           ---------------------------

Richard Bevis (Media Inquiries)
Silverline Technologies Inc.
Tel # 732 362 2343
Fax # 732 362 2100
E-Mail: richard.bevis@SeraNova.com
        --------------------------

India
-----

Shiv Muttoo
Citigate Dewe Rogerson
Mumbai
Tel # 91 22 284 2728
Fax # 91 22 284 2561
E-Mail: shiv@cdr-india.com
        ------------------


                                       3